SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces commencement of consent
solicitation for the Export Prepayment Program

Rio de Janeiro, May 9, 2006. – PETRÓLEO BRASILEIRO S.A. - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian internacional energy company, announces that on May 5th, through its subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY - PFICo, commenced a consent solicitation to seek certain amendments to some of the provisions governing the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The series is part of a prepayment program, supported by the future PETROBRAS exports of fuel oil and bunker fuel.

The amendments seek to eliminate exports from bunker fuel from the transaction and leave the securities collateralized only by receivables from sales of fuel oil exported by PETROBRAS. PETROBRAS cited as the main reason for the amendment the high administrative cost of tracking and monitoring cash flows from numerous exports of bunker which are typically made in relatively small transactions with a large number of purchasers. In contrast, sales of fuel oil are made in large volumes, to a discrete number of utilities and other industrial end users.

Additionally, during 2005 PETROBRAS prepaid Series 2001-A2 and 2001-C, reducing the program size by US$ 330.3 million. During 2006 PETROBRAS prepaid Series 2001-A1 and 2001-B further reducing the program by an additional US$ 333.9 million. These prepayments have left outstanding under the program only Series 2003-A and 2003-B, for a total of US$ 577.6 million which represents approximately 39% of the original amount of the program, thereby substantially reducing the program's future cash flow needs.

Citigroup Global Markets Inc. has been retained to serve as the solicitation agent for the solicitation, and Global Bondholder Services Corporation to serve as the information agent.
Questions regarding the solicitation may be directed to: Citigroup Global Markets Inc. at (800) 558-3745 (toll-free).

This announcement is not a solicitation of consents with respect to any securities. The solicitation is being made solely by the consent solicitation statement. In any jurisdiction where the laws require solicitations to be made by a licensed broker or dealer, the solicitation will be deemed to be made on behalf of PETROBRAS by the solicitation agent, or one or more registered broker dealers under the laws of such jurisdiction.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.